EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended
	November 30,		Year Ended May 31,
	2009	2008	2009	2008	2007	2006	2005

Earnings:
Income before income taxes	$417	$857	$732	$1,846	$1,984	$1,734	$1,305
Add back:
Interest expense, net of capitalized interest	—	7	4	19	40	54	73
Portion of rent expense representative of interest factor	278	291	576	587	580	630	600

Earnings as adjusted	$695	$1,155	$1,312	$2,452	$2,604	$2,418	$1,978

Fixed Charges:
Interest expense, net of capitalized interest	$—	$7	$4	$19	$40	$54	$73
Capitalized interest	38	27	58	46	32	27	13
Portion of rent expense representative of interest factor	278	291	576	587	580	630	600

	$316	$325	$638	$652	$652	$711	$686

Ratio of Earnings to Fixed Charges	2.2	3.6	2.1	3.8	4.0	3.4	2.9